SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 24, 2007

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 23, 2007, announcing 2007 third quarter and nine month revenues and earnings.

PR No. C2550C

STMicroelectronics Reports 2007 Third Quarter and Nine Month
Revenues and Earnings

•	Third quarter revenues come in at high end of outlook range, increasing 6.1% sequentially

•	Third quarter benefited from strong sequential improvement in Application Specific Groups’ operating margin

•	Net operating cash flow reached $255 million in the quarter and $652 million for the first nine months of 2007 on lighter-asset strategy advances

Geneva, October 23, 2007 - STMicroelectronics (NYSE: STM) reported financial results for the third quarter and nine months ended September 29, 2007. On May 22, 2007, ST, in conjunction with Intel and Francisco Partners, announced a definitive agreement to create an independent semiconductor company, with ST contributing its Flash Memories Group (FMG). Since January 1, 2007 ST’s NOR and NAND Flash businesses have been organized into a stand-alone segment, in anticipation of strategic repositioning. In this press release, ST will present certain financial results for the Company as a whole, as well as for the Company excluding FMG.

Third Quarter Net Revenues and Gross Profit Review

In Million US$ and %	Q3 2007
	ST	ST excluding FMG
Net Revenues	$2,565	$2,213
Sequential Growth	6.1%	6.1%
Year-over-Year Growth	2.1%	3.7%

Net revenues for the third quarter increased 6.1% sequentially to $2,565 million from the $2,418 million reported in the prior quarter, with growth led by application-specific wireless and computer products. Excluding FMG, net revenues also increased 6.1% sequentially.

In the 2007 third quarter, following a comprehensive review of employee benefit plans, the Company revised its accounting for a seniority award program existing at a large affiliate since 1986. Historically, charges were expensed when incurred and are now accrued over the service period of the employee. In connection with this change the Company incurred a one-time, non-cash, pre-tax charge for past periods of about $21 million, of which more than $7 million are in cost of goods sold, more than $8 million are in R&D and nearly $5 million are in SG&A expenses. This revision to methodology had no material impact on prior periods.

In Million US$ and %	Q3 2007
	ST	ST excluding FMG
Gross Profit	$902	$865
Gross Margin	35.2%	39.1%

Gross profit was $902 million for the 2007 third quarter and the gross margin was 35.2%. Before the seniority program charge, gross margin was 35.5%. Sequentially, both gross profit and gross margin improved from the prior quarter levels of $838 million and 34.7%, respectively. Excluding FMG, gross profit was $865 million for the 2007 third quarter, representing a gross margin improvement to 39.1%, compared to 37.8% in the second quarter. Gross margin improvement in the quarter reflected better mix and manufacturing performance, while only incorporating a portion of the recent exchange rate degradation. In the year-ago quarter, the gross profit for the entire Company was $904 million and the gross margin was 36.0%.

President and CEO Carlo Bozotti commented, “ST’s third quarter financial results came well in line with our expectations. Net revenues increased 6.1% sequentially, at the high end of our outlook range of 2% to 7%, and gross margin was in the middle of our range excluding the one time charge. Without the Flash Memories Group (FMG), gross margin reached 39.1%.

“Our Application Specific Groups (ASG), which represented 54% of net revenues, posted the largest sequential quarterly improvements in both sales and operating income. ASG sales were up 7% sequentially on double-digit wireless and computer performance. Reflecting a more favorable product mix, as well as manufacturing cost improvements, ASG’s operating income increased about $90 million sequentially, leading to an operating margin over 10% for the 2007 third quarter.

“ASG’s performance in combination with good operating leverage in the third quarter from our Industrial and Multisegment Sector (IMS) resulted in ST’s return on net assets (RONA), excluding FMG, reaching nearly 14%.

“We are moving towards the completion of the divestiture of our Flash Memories Group, which will become part of a new independent semiconductor company, Numonyx. Based upon current information, we anticipate the closing of the transaction during the fourth quarter, in line with the initial timetable.”

Operating Expenses

Combined selling, general & administrative and research & development expenses represented 27.8% of net revenues in the third quarter, lower than the 29.6% in the second quarter of 2007, and somewhat above the 27.2% in the year-ago quarter. R&D expenses of $442 million in the 2007 third quarter were focused on product development while SG&A expenses of $272 million for the 2007 third quarter were achieved by cost-control efforts and seasonal benefits despite currency and stock- based compensation effects. Excluding the one-time third quarter charge, R&D and SG&A were $433 million and $268 million respectively, and combined were 27.3% of quarterly net revenues.

Operating Income and Profit Margin, Net Income and Earnings per Share

For the 2007 third quarter, the Company reported operating income of $181 million, an operating margin of 7.0% (9.1% excluding seniority program and restructuring and impairment charges of $21 million and $31 million respectively), and net income of $187 million, or $0.20 per diluted share ($0.24 excluding seniority program and restructuring and impairment charges). In the year-ago quarter, the Company reported operating income of $194 million, equal to an operating margin of 7.7% (8.5% excluding restructuring and impairment charges of $20 million), and net income of $207 million or $0.22 per share ($0.24 excluding restructuring and impairment charges). In the prior quarter, the Company reported an operating loss of $772 million, reflecting $906 million of impairment, restructuring charges and other related closure costs primarily associated with the Company’s plans to divest the FMG group. Excluding such costs, second quarter operating income was $134 million, operating margin was 5.5% and net income was $139 million or $0.15 per diluted share.

In the third quarter of 2007, the effective average exchange rate for the Company was approximately $1.36 to €1, compared to $1.335 to €1 in the second quarter of 2007 and $1.255 to €1 in the year-ago quarter. The Company’s effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $511 million in the third quarter and $1,451 million for the first nine months of 2007. Net operating cash flow* was $255 million for the third quarter, compared to $225 million in the prior quarter and $81 million in the year-ago quarter. For the first nine months, net operating cash flow* totaled $652 million, up from $509 million in the 2006 similar period.

Reflecting ST’s successful progress in its lighter asset policy, capital expenditures were significantly lower for the quarter and year-to-date periods in comparison to the respective 2006 periods. Specifically, capital expenditures were $228 million in the 2007 third quarter and $735 million for the first nine months of 2007, compared to $451 million and $1,147 million for the 2006 similar periods.

At September 29, 2007, ST’s cash and cash equivalents, marketable securities, short-term deposits and restricted cash equaled $3.3 billion. Total debt was $2.2 billion. ST’s net financial position** was $1.1 billion. Shareholders’ equity was $9.3 billion.

*
Net operating cash flow is a non-US GAAP metric, which the Company’s management utilizes as a measure of cash-generation capability. It is defined as net cash from operating activities ($511 million in the third quarter of 2007) minus net cash used in investing activities (primarily capital expenditures) excluding restricted cash, payments for purchase of and proceeds from the sale of marketable securities and investment in and proceeds from matured short-term deposits ($256 million in the third quarter of 2007).

**
Net financial position is a non-US GAAP metric used by the Company’s management to help assess financial flexibility. It is defined as cash and cash equivalents, marketable securities, short-term deposits and restricted cash ($3,289 million) minus total debt (bank overdrafts $0 million + current portion of long-term debt $74 million + long-term debt $2,099 million).

Net Revenues by Market Segment for Q3 2007

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments for the third quarter of 2007.

As % of Net Revenues	Q3 2007
Market Segment	ST	ST excluding FMG
Automotive	15%	16%
Consumer	17%	18%
Computer	16%	17%
Telecom	37%	33%
Industrial & Other	15%	16%

For the combined Company results, Computer was up 14% sequentially and Telecom and Consumer were up 10% and 6%, respectively. Industrial and Others was approximately flat, and Automotive was lower by 3% sequentially. Excluding FMG reduces the telecom market segment weighting by four percentage points, due to FMG’s strong positioning within wireless, with the other four market segments benefiting equally.

Financial and Operating Data by Product Segment for Q3 2007

“An important highlight of the third quarter was our successful progress in wireless, demonstrating both ST’s current, as well as future, leadership positioning in this key market. We delivered double-digit sequential growth in wireless in the quarter. In addition, we have started to ramp, at a strong pace, our 3G digital baseband products at Ericsson Mobile Platform licensees. And finally, we entered into a strategic 3G digital-baseband sourcing agreement with Nokia on August 8th. We expect the Nokia transaction, which includes a talented team of design engineers, to close in the fourth quarter of 2007,” added Carlo Bozotti.

The following table provides a breakdown of revenues and operating income by product segment.

In Million US$ and %	Q3 2007
Segment	Net Revenues	% of Net Revenues	Operating income (loss)
ASG (Application Specific Product Groups)	$1,394	54.3%	$142
IMS (Industrial and Multisegment Sector)	804	31.4%	129
FMG (Flash Memories Group)	352	13.7%	(35)
Others (1)(2)	15	0.6%	(55)
TOTAL	$2,565	100%	$181

(1)	Net revenues of “Others” include revenues from sales of Subsystems and other products not allocated to product segments.
(2)
Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. In the 2007 third quarter the one-time charge for the seniority benefits program are also included in “Others”.

First Nine Months 2007 Results

In Million US$ and %	First Nine Months 2007
	ST	ST excluding FMG
Net Revenues	$7,258	$6,252
Year-over-Year Growth	-1.5%	1.3%

Net revenues for the first nine-months were $7,258 million, a decrease of 1.5% compared to 2006 first nine-month revenues of $7,371 million. Excluding FMG, sales were 1.3% higher than last year’s first nine-months.

Gross profit was $2,525 million, or 34.8% of net revenues, compared to $2,623 million or 35.6% of net revenues for the 2006 first nine-months. Excluding FMG and the third quarter seniority program charge, the gross profit and gross profit margin were $2,383 million and 38.1%, respectively, for the 2007 first nine months.

Largely reflecting a one-time loss taken during the second quarter in connection with the agreement to divest FMG, operating loss was $529 million for the 2007 nine-month period, compared to operating income of $504 million in last year’s first nine-months. Net loss was $496 million, or $-0.55 per share, compared to net income of $506 million, or $0.54 per diluted share in last year’s first nine-months. Results included pre-tax seniority program, impairment, restructuring charges and other related closure costs of $970 million ($1.03 per diluted share impact) and $67 million ($0.06 per diluted share impact) for the 2007 and 2006 first nine months results, respectively.

Research and development expenses increased 6.8% to $1,322 million, compared to $1,238 million in the 2006 first nine months, reflecting increased product-design activity and currency impacts. Selling, general, and administrative expenses increased 2.2% to $803 million compared to $786 million in the 2006 period.

For the 2007 nine-month period, the effective average exchange rate for the Company was approximately $1.33 to €1.00, compared to $1.23 to €1.00 for the 2006 similar period.

First Nine Months 2007 Financial and Operating Data by Product Segment

The following table provides a breakdown of revenues and operating income by product segment.

In Million US$ and %	First Nine Months 2007
Segment	Net Revenues	% of Net Revenues	Operating income (loss)
ASG (Application Specific Product Groups)	$3,918	54.0%	$195
IMS (Industrial and Multisegment Sector)	2,292	31.5%	338
FMG (Flash Memories Group)	1,006	13.9%	(77)
Others (1)(2)	42	0.6%	(985)
TOTAL	$7,258	100%	$(529)

(1) and (2) defined in earlier table.

Outlook

Mr. Bozotti stated, “Looking to the fourth quarter we see a seasonal revenue growth pattern evolving for ST. We expect sequential sales to increase in the range between 4% and 9%. Due to currency factors and anticipated product mix in the fourth quarter, we would expect that the gross margin for the quarter will be about 36.5%, plus or minus one percentage point.

“We are completing our budgeting for 2008. Following the separation of FMG, we are targeting to bring ST’s capex to sales ratio below 10% for next year, further boosting our cash generation capability.”

This outlook refers to the total Company, including FMG, and is based on an assumed currency exchange rate of approximately $1.41 = €1.00 for the 2007 fourth quarter, which reflects current exchange rate levels combined with the impact of existing hedging contracts.

Recent Corporate Developments

•
On August 8, 2007, the Company and Nokia announced their intention to deepen their collaboration in the licensing and supply of integrated-circuit designs and modem technologies for 3G and its evolution. The two companies also announced that they are negotiating a plan related to the transfer of a part of Nokia's Integrated Circuit (IC) operations to STMicroelectronics.

•
On August 9, 2007, the Company announced that Philippe Lambinet had joined the company as Corporate Vice President and General Manager of the Company's Home Entertainment and Displays (HED) Group, reporting directly to President and CEO Carlo Bozotti.

•
With the recently received clearance from the FTC and the prior European Commission approval, all required regulatory clearances for Numonyx, the joint venture company that will combine key Flash memory assets from both ST and Intel, have been received. Numonyx is on track for a Q4 launch.

Products, Technology and Design Wins

Application-Specific Product Highlights

•
In mobile communications, ST announced the newest addition to its Nomadik™ family of mobile multimedia application processors. The STn8811 builds on the success of the STn8810 by increasing the speed of its ARM9 core by almost 50% to deliver stunning performance for general-purpose applications running alongside video, music and image processing on smart mobile phones, personal media players and personal navigation devices.

•
In connectivity, ST continued to increase its market share with the gain of further design-ins for new phones, and strong shipments to existing customers. ST’s Bluetooth products have now been designed into a multitude of mobile phones, of which 60 are already available in the market; and ST’s wireless LAN ICs are already in more than 15 phones currently on the market.

•
In the communications infrastructure market, ST unveiled its new RF synthesizer with integrated voltage-controlled oscillators and the highest frequency coverage in the market. The STW81103 is the first single-chip device to operate at up to 5GHz and is aimed at applications such as wireless network infrastructures, CATV systems, instrumentation and test equipment.

•
In digital consumer, ST announced that Korea Telecom’s launch of its new IPTV service, using high-definition (HDTV) set-top boxes (STBs), is based on ST’s STi710x family of highly integrated HDTV decoder chips. ST also announced that it had shipped a cumulative total of more than 400 million MPEG-2 and MPEG-4 decoder chips - used worldwide in STBs, digital television sets (DTV) and DVD players - since entering the market with the world’s first MPEG-2 System-on-Chip (SoC) decoder in 1995.

•
ST gained an important design win from a major Japanese manufacturer for a sound processor to be used in a high-end TV for the Japanese market. Additionally, ST started shipments of its ‘Sound Terminal’ digital amplifiers with integrated sound processing and Bluetooth v1.2 connectivity capability to a major Japanese manufacturer that is launching AD2P Bluetooth speakers in Europe and Japan. ST also gained several other design wins for Bluetooth audio products in cradle and home-system applications.

•
In computer peripherals, ST gained a design win from a world-leading hard-disk drive (HDD) manufacturer for a 65nm SoC that uses ST’s Read Channel and Serial Interface (SATA) Intellectual Property (IP). The SoC will be used in mobile and consumer HDDs, with production expected in 2009. Additionally, ST’s leading-edge SPEAr™ (Structured Processor Enhanced Architecture) family of customizable digital engines gained significant design wins with three leading manufacturers of printers and PC peripherals.

•
In automotive, ST strengthened its leadership in safety applications with the design win for the next-generation airbag platform with a major American company that will go into production in 2010 in vehicles for the American, European and China markets. ST also won a design from a major American maker for a full GDI (gasoline direct injection) platform. In addition, ST expanded its customer base with wins from several customers in applications, such as power-steering modules and turbo controllers. And following ST’s agreement with Mobileye, design wins in advanced safety have also been awarded to ST by major automotive OEMs.

•
In car radio and multimedia applications, ST gained important design wins at major Japanese and Korean car radio makers and from Bosch Blaupunkt for the new generation of Digital Audio Broadcasting (DAB) and Digital Radio Mondiale (DRM) receiver platforms. ST also announced it had shipped more than 15 million units of its TDA7540 high-performance single-chip tuner IC used in analog AM/FM car-radio applications. Additionally, ST launched volume production of its Teseo GPS engine designed for use in certain Garmin Portable Navigation Devices and handheld GPS receivers, and achieved important design-ins for new navigation SoC devices with several customers, including major European OEMs.

•
In car body applications, ST increased its market share with growth coming from wide customer acceptance of ST’s smart power products, including a major design win for novel smart power actuators. ST also achieved a design win from a world leader for a new 32-bit microcontroller, jointly developed with Freescale, for a generic car body platform. The Company also gained an important design in the emerging automotive markets of India and the Middle East.

Industrial and Multi-Segment Product Highlights

•
ST introduced a new series of 8-bit Flash microcontrollers, within the low-cost ST7Lite family, that feature up to 24 I/O (input/output) lines, further extending the range of MCUs for cost-sensitive applications. The ST7Lite49M is designed specifically for simpler products such as security and lighting systems, power management, small appliances, sensors and motor control.

•
ST announced the availability of its POS (Point of Sale) reference design that integrates the card payment and fiscal cash register on a single board. The all-in-one system delivers optimized performance and significant cost benefits, coupled with superior reliability and expandability. The solution addresses the main market requirements by providing a machine that is equipped with a fiscal cash register, which records all sales transactions for tax purposes.

•
A new family of secure microcontrollers based on a 0.13-micron state-of-the-art process technology was introduced by ST, intended for banking, loyalty card and other financial applications. This advanced family is based on the new ST23 secure platform, which takes advantage of the most recent improvements in security technology and offers optimized computing power for next-generation secure applications.

•
ST announced a 1-Mbit serial EEPROM with SPI bus in the SO8N package - the first in the market to squeeze this high EEPROM density into such a tiny package. The M95M01 is aimed at storage of fast-changing parameter data in digital TVs, DVD players and gaming, as well as in medical, industrial, car infotainment and computer peripherals.

•
In MEMS, ST started mass production of its LIS302DL digital-output three-axis accelerometer as the single source for two different customers for mobile phone and portable multimedia player applications. ST also extended its family of ultra-compact ‘low-g’ linear accelerometers with the LIS244AL, which has an ultra-compact square footprint and low power consumption, making the motion-sensing device ideally suited for battery-powered portable applications.

•
In advanced analog, ST launched two families of Power-over-Ethernet (PoE) interface controllers, which help eliminate external power supplies to many wired LAN devices, such as VoIP phones and security cameras. ST also announced two high-accuracy application-specific digital chips intended for monitoring the temperature of the memory modules used in PCs.

•
In voltage regulators and interfaces, ST gained an outstanding design win with a new camera-flash driver IC. A key European mobile phone maker has already qualified the product in two new platforms, which are expected to be introduced to the market in Q2 2008. Additionally, an ST high-speed transceiver moved into advanced qualification with a world-leading European mobile phone manufacturer, with significant volume production expected during 2008.

•
In the field of application-specific devices and IPAD™ (Integrated Passive and Active Devices), ST gained several design-wins in mobile phone and portable MP3 players with its family of ESD-protection diodes, assembled in micro-QFN packages. In rectifiers, ST is now successfully deploying worldwide its new ultra-fast diodes and Power Schottky diodes with enhanced avalanche specifications. The Company has achieved several key design-wins and new product introductions in growing consumer applications, such as plasma display panels, LCD TV power supplies and video game consoles.

•
In power conversion, ST won designs in multiple computing applications, including a new controller for CPU power management from a leading US server company, a family of high-voltage converters for a power-supply design from a major Asian OEM, and a major socket for a new lighting application from two leading manufacturers in Asia.

•
In power MOSFETs, ST achieved several important design wins, including two in automotive with US manufacturers, and three for set-top boxes from world leading European and US manufacturers. And in power RF, IGBT and power bipolar products, ST gained design wins in several fields, including lighting and home appliance applications.

Flash Memory Highlights

•
ST announced availability of the M25PX32, a 32-Mbit device that is the first of the sector, sub-sector erase Serial Flash family to be offered with Dual I/O. Digital flat panels and set-top-boxes are typical applications that will benefit from this device. In addition, along with other leading companies, ST announced it was supporting the creation of a far-ranging industry specification for removable memory cards and embedded memory solutions being standardized by the JEDEC Solid State Technology Association.

All of STMicroelectronics’ press releases (including all releases in Q3) are available at www.st.com/stonline/press/news/latest.htm

Nomadik, Sound Terminal, SPEAr and IPAD are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•
changes in the exchange rates between the US dollar and the Euro, compared to an assumed effective exchange rate of US $1.41 = €1.00 and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•
our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed and difficult to reduce in the short term, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•
our ability to close, as currently planned and scheduled, our agreement with Intel and Francisco Partners concerning the creation of a new independent Flash memory company to be named “Numonyx” if the financial, business or other conditions to Closing as contractually provided are not met; and the estimated loss of $857 million posted so far, in relation to our Flash memory business, may materially change at Closing as a result of developments in the Flash memory business;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the attainment of anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of future R&D activities in Crolles2;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•
significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing and execution of our manufacturing investment plans and associated costs, including start-up costs;

•
changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of litigation;

•	the results of actions by our competitors, including new product offerings and our ability to react thereto.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the SEC on March 14, 2007. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our results of operations or financial condition.

Conference Call Information
The management of STMicroelectronics will conduct a conference call on October 24, 2007, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss performance for the third quarter of 2007.

The conference call will be available via the Internet by accessing the following Web address: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until November 2, 2007.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company's net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:
INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	September 29,	September 30,
	2007	2006

Net sales	2,555	2,502
Other revenues	10	11
NET REVENUES	2,565	2,513

Cost of sales	-1,663	-1,609
GROSS PROFIT	902	904
Selling, general and administrative	-272	-264
Research and development	-442	-421
Other income and expenses, net	24	-5
Impairment, restructuring charges and other related closure costs	-31	-20
Total Operating Expenses	-721	-710
OPERATING INCOME	181	194
Interest income, net	22	17
Earnings (loss) on equity investments	3	-1
INCOME BEFORE INCOME TAXES	206	210
AND MINORITY INTERESTS
Income tax expense	-18	-2
INCOME BEFORE MINORITY INTERESTS	188	208
Minority interests	-1	-1
NET INCOME	187	207

EARNINGS PER SHARE (BASIC)	0.21	0.23
EARNINGS PER SHARE (DILUTED)	0.20	0.22

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	945.2	957.1
DILUTED EARNINGS PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 29,	September 30,
	2007	2006

Net sales	7,233	7,356
Other revenues	25	15
NET REVENUES	7,258	7,371

Cost of sales	-4,733	-4,748
GROSS PROFIT	2,525	2,623
Selling, general and administrative	-803	-786
Research and development	-1,322	-1,238
Other income and expenses, net	20	-28
Impairment, restructuring charges and other related closure costs	-949	-67
Total Operating Expenses	-3,054	-2,119
OPERATING INCOME (LOSS)	-529	504
Interest income, net	57	69
Earnings (loss) on equity investments	12	-6
INCOME (LOSS) BEFORE INCOME TAXES	-460	567
AND MINORITY INTERESTS
Income tax expense	-32	-60
INCOME (LOSS) BEFORE MINORITY INTERESTS	-492	507
Minority interests	-4	-1
NET INCOME (LOSS)	-496	506

EARNINGS (LOSS) PER SHARE (BASIC)	-0.55	0.56
EARNINGS (LOSS) PER SHARE (DILUTED)	-0.55	0.54

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	898.5	964.5
DILUTED EARNINGS (LOSS) PER SHARE

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	September 29,	June 30,	December 31,
In million of U.S. dollars	2007	2007	2006
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,650	1,374	1,659
Marketable securities	1,389	1,406	764
Short-term deposits	0	0	250
Trade accounts receivable, net	1,637	1,543	1,589
Inventories, net	1,370	1,337	1,639
Deferred tax assets	237	205	187
Assets held for sale	1,211	1,204	0
Other receivables and assets	669	596	498
Total current assets	8,163	7,665	6,586

Goodwill	230	225	223
Other intangible assets, net	165	157	211
Property, plant and equipment, net	4,904	4,843	6,426
Long-term deferred tax assets	124	134	124
Equity investments	0	0	261
Restricted cash for equity investments	250	250	218
Other investments and other non-current assets	162	158	149
	5,835	5,767	7,612
Total assets	13,998	13,432	14,198

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	0	41	0
Current portion of long-term debt	74	127	136
Trade accounts payable	1,015	1,003	1,044
Other payables and accrued liabilities	753	714	664
Deferred tax liabilities	11	10	7
Accrued income tax	72	41	112
Total current liabilities	1,925	1,936	1,963

Long-term debt	2,099	1,992	1,994
Reserve for pension and termination indemnities	362	362	342
Long-term deferred tax liabilities	77	66	57
Other non-current liabilities	160	105	43
	2,698	2,525	2,436
Total liabilities	4,623	4,461	4,399
Commitment and contingencies
Minority interests	51	56	52
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,293,420 shares issued, 899,320,243 shares outstanding)
Capital surplus	2,070	2,055	2,021
Accumulated result	5,274	5,087	6,086
Accumulated other comprehensive income	1,109	903	816
Treasury stock	-285	-286	-332
Shareholders' equity	9,324	8,915	9,747
Total liabilities and shareholders' equity	13,998	13,432	14,198

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended	Nine Months Ended
	September 29,	September 29,	September 30,
In million of U.S. dollars	2007	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income (loss)	187	-496	506
Items to reconcile net income (loss) and cash flows from operating activities
Depreciation and amortization	309	1,079	1,337
Amortization of discount on convertible debt	4	13	13
Other non-cash items	39	78	13
Minority interests	1	4	1
Deferred income tax	-6	-13	-40
(Earnings) loss on equity investments	-3	-12	6
Impairment, restructuring charges and other related closure costs, net of cash payments	20	905	2
Changes in assets and liabilities:
Trade receivables, net	-82	-36	-163
Inventories, net	62	9	-135
Trade payables	-43	-45	235
Other assets and liabilities, net	23	-35	157
Net cash from operating activities	511	1,451	1,932

Cash flows from investing activities:
Payment for purchases of tangible assets	-228	-735	-1,147
Payment for purchases of marketable securities, net of proceeds from sale	34	-608	-419
Investment in short-term deposits	0	0	-903
Proceeds from matured short-term deposits	0	250	401
Restricted cash for equity investments	0	-32	0
Investment in intangible and financial assets	-28	-64	-71
Proceeds from the sale of Accent subsidiary	0	0	7
Capital contributions to equity investments	0	0	-212
Net cash used in investing activities	-222	-1,189	-2,344

Cash flows from financing activities:
Proceeds from issuance of long-term debt	65	82	1,562
Repayment of long-term debt	-60	-112	-1,497
Decrease in short-term facilities	-40	0	-12
Capital increase	0	2	28
Dividends paid	0	-269	-107
Dividends paid to minority interests	-6	-6	0
Net cash used in financing activities	-41	-303	-26
Effect of changes in exchange rates	28	32	50
Net cash decrease	276	-9	-388

Cash and cash equivalents at beginning of the period	1,374	1,659	2,027
Cash and cash equivalents at end of the period	1,650	1,650	1,639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 24, 2007	By:	/s/ CARLO FERRO

Name: Carlo Ferro Title: Executive Vice President and Chief Financial Officer